Exhibit (g)(36)

NORTHERN FUNDS

FORM OF ADDENDUM NO. 12 TO THE FOREIGN CUSTODY AGREEMENT

This Addendum No. 12, dated as of the          day of                     , 2008, is entered into between NORTHERN FUNDS (the “Trust”), a Delaware statutory trust, and THE NORTHERN TRUST COMPANY (“Northern”), an Illinois state bank.

WHEREAS, the Trust and Northern have entered into a Foreign Custody Agreement dated April 1, 1994, as amended to date (the “Agreement”), pursuant to which the Trust has appointed Northern to act as custodian to the Trust for its International Growth Equity Fund, Global Fixed Income Fund, International Equity Index Fund, Emerging Markets Equity Fund, Multi-Manager International Equity Fund, Global Real Estate Index Fund, Global Sustainability Index Fund and the Developed International Small Cap Index Fund; and

WHEREAS, the Trust is establishing the Multi-Manager Emerging Markets Equity Fund and Multi-Manager Global Real Estate Fund (the “New Funds”), and it desires to retain Northern to act as custodian therefor under the Agreement, and Northern is willing to so act.

NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Appointment. The Trust hereby appoints Northern custodian to the Trust for the New Funds for the period and terms set forth in the Agreement. Northern hereby accepts such appointment and agrees to render the services set forth in the Agreement for the compensation therein provided.

2.	Capitalized Terms. From and after the date hereof, the term “Funds” as used in the Agreement shall be deemed to include the New Funds. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

3.

Cash Balance Compensation. Northern shall compensate the New Funds for uninvested U.S. dollar cash balances (“Cash Balances”) maintained with Northern at the end of each day in accordance with this paragraph (“Cash Balance Compensation”). Cash Balance Compensation with respect to the New Funds’ uninvested Cash Balances shall be determined at the end of each day based on an annual rate equal to 96% of the previous calendar month’s average 90-day Treasury bill interest rate. The amount of the New Funds’ accumulated Cash Balance Compensation shall be paid monthly in the form of reductions to the custody fees otherwise allocable to the New Funds under the

Agreement for such month. In the event that the New Funds’ Cash Balance Compensation for any month exceeds the custody fees payable by the New Funds under the Agreement for such month, the New Funds’ excess Cash Balance Compensation may be carried forward and credited against future custody fees, provided that no excess Cash Balance Compensation may be carried forward beyond the end of any fiscal year.

4.	Miscellaneous. The initial term of the Agreement with respect to the New Funds shall continue, unless sooner terminated in accordance with the Agreement, until March 31, 2009. Except to the extent supplemented hereby, the Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as supplemented hereby.

IN WITNESS WHEREOF, the undersigned have executed this Addendum as of the date and year first above written.

NORTHERN FUNDS

Attest:	By:
Name:
Title:

THE NORTHERN TRUST COMPANY

Attest:	By:
Name:
Title: